PROSPECTUS SUPPLEMENT NO. 12	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 12, 2021)	Registration No. 333-257438

NRX Pharmaceuticals, Inc.

8,757,258 Shares of Common Stock

3,586,250 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated July 12, 2021 (the “Prospectus”), related to the resale, from time to time, of up to 8,757,258 shares of common stock, par value $0.001 per share (the “Common Stock”), of NRX Pharmaceuticals, Inc. (“NRx”) by the selling securityholders (including their pledgees, donees, transferees or other successors-in-interest) identified in the Prospectus (the “Selling Securityholders”) and the issuance by NRx of up to 3,586,250 shares of Common Stock upon the exercise of outstanding warrants, with the information contained in NRx’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2022 (the “Current Report”). Accordingly, NRx has attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and, if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NRXP” and NRx’s warrants are listed on Nasdaq under the symbol “NRXPW”. On March 17, 2022, the closing sale price of the Common Stock as reported on Nasdaq was $3.24, and the closing sale price of NRx’s warrants as reported on Nasdaq was $1.36.

NRx is an “emerging growth company” under the federal securities laws and, as such, has elected to comply with certain reduced public company disclosure requirements. See “Prospectus Summary–Implications of Being an Emerging Growth Company” beginning on page 2 of the Prospectus and in any applicable prospectus supplement.

NRx’s business and investment in the Common Stock involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 5 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 15, 2022

NRX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38302	82-2844431
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1201 Orange Street, Suite 600 Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

(484) 254-6134

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NRXP	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	NRXPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of Mr. Ira Strassberg as Chief Financial Officer and Treasurer

On March 15, 2022, the Board of Directors of NRx Pharmaceuticals, Inc. (the “Company”) appointed Mr. Ira Strassberg, 55, to serve as Chief Financial Officer (CFO) and Treasurer of the Company effective immediately.

Mr. Strassberg has been serving as a financial consultant to the Company since August 2021. Prior to joining the Company, Mr. Strassberg simultaneously served as Senior Managing Director and deputy CFO of Cantor Fitzgerald, L.P. from January 2018 to June 2021, and as CFO of Cantor Commercial Real Estate Company, L.P. from October 2014 to June 2021.  His prior positions include serving on the Board of Directors and Audit Committee of Continental Building Products, Inc., as CFO of Berkeley Point Capital, Fannie Mae’s multifamily business division and Walker & Dunlop.  He also held senior financial leadership positions at Freddie Mac in addition to a 14-year career in both audit and consulting at KPMG. Mr. Strassberg is a certified public accountant, certified management accountant and a chartered global management accountant and holds a B.S. in Accounting from Georgetown University.

Mr. Strassberg has no familial relationships with any executive officer or director of the Company. There have been no transactions in which the Company has participated and in which Mr. Strassberg had a direct or indirect material interest that would be required to be disclosed under Item 404(a) of Regulation S-K.

Employment Arrangements with Mr. Strassberg

On March 15, 2022, Mr. Strassberg entered into an employment agreement with the Company (the “Agreement”). The Agreement provides for an aggregate monthly payment of $33,333.33 to Mr. Strassberg for total annual payment of approximately $400,000 (the “Base Salary”) and an annual target bonus payment of $200,000 at the discretion of the Board and upon satisfactory performance of his duties (the “Target Bonus”). The Agreement also provides for the grant of stock options (the “Options”) to purchase 425,000 shares of the Company’s common stock at an exercise price of $3.10 per share (the closing price on the date of grant). The Options vest over a two-year period, subject to Mr. Strassberg’s continued service with the Company.

If Mr. Strassberg is terminated by the Company without “cause” or upon a change of control, or he resigns for “good reason”, he is entitled to receive severance pay equal to the sum of the Base Salary, at the rate in effect on the date of termination, from the date of termination through the one-year anniversary thereof, and a prorated Target Bonus through the date of termination.  In addition, all unvested Options will vest and become fully exercisable.  Mr. Strassberg will also be entitled to customary indemnification and directors and officers insurance coverage.

The foregoing summary of the material terms of the Agreement is subject to the full and complete terms of the Agreement, which the Company expects to file an exhibit to its periodic report covering the effective date of his employment.

Item 8.01Other Events.

On March 18, 2022, the Company issued a press release announcing the appointment of Ira Strassberg as Chief Financial Officer and Treasurer. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated March 18, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NRX PHARMACEUTICALS, INC.

Date:	March 18, 2022	By:	/s/ Alessandra Daigneault
		Name:	Alessandra Daigneault
		Title:	General Counsel and Corporate Secretary

EXHIBIT 99.1

NRx Pharmaceuticals Appoints Ira Strassberg as

Chief Financial Officer and Treasurer

RADNOR, Pa., March 18, 2022 /PRNews wire/ — NRx Pharmaceuticals, Inc.  (Nasdaq: NRXP), a clinical-stage pharmaceutical company, announced today that the company’s Board of Directors appointed Ira Strassberg as Chief Financial Officer and Treasurer effective March 15, 2022.

“Ira has been serving NRx effectively in a financial consulting capacity since August, 2021,” said Robert Besthof, interim Chief Executive Officer. “We are pleased to welcome him to our senior leadership team and look forward to his contributions as we continue to advance our clinical programs for ZYESAMI® and NRX-101.”

Mr. Strassberg brings with him more than thirty years finance and accounting experience and has served as Deputy Chief Financial Officer at Cantor Fitzgerald, L.P. and Chief Financial Officer at Cantor Commercial Real Estate Company. Mr. Strassberg also served on the Board of Directors of Continental Building Products, Inc. Earlier in his career, Mr. Strassberg served as Chief Financial Officer of Berkeley Point Capital, Fannie Mae’s multifamily business division, and Walker & Dunlop. He also held senior roles in both audit and consulting at KPMG, where he had direct experience in complex commercial transactions. Mr. Strassberg, who earned his B.S. in Accounting from Georgetown University, is a Certified Public Accountant, a Certified Management Accountant, and a Chartered Global Management Accountant.

About NRx Pharmaceuticals

NRx Pharmaceuticals, Inc. (Nasdaq: NRXP) draws upon decades of collective, scientific, and drug-development experience to bring improved health to patients. Its investigational product, ZYESAMI® (aviptadil) for patients with COVID-19, has been granted Fast Track designation by the US Food and Drug Administration (FDA) and is currently undergoing phase 3 trials funded by the US National Institutes of Health, the Biomedical Advanced Research and Development Authority part of the US Department of Health and Human Services, and the Medical Countermeasures program, part of the US Department of Defense. The FDA has additionally granted Breakthrough Therapy Designation, a Special Protocol Agreement, and a Biomarker Letter of Support to NRx for NRX-101, an investigational medicine to treat bipolar depression with suicidality.

NRx is led by executives and board members who have held senior roles at Lilly, Pfizer, GSK and the US FDA. NRx was co-founded by Prof Jonathan Javitt, MD, MPH, who has held leadership roles in various biotechnology startup companies and been appointed to advisory roles in four U.S. Presidential Administrations. The NRx board includes Dr. Sherry Glied, former U.S. Assistant Secretary for Health (ASPE), Daniel E. Troy, JD, former Chief Counsel of the U.S. FDA, Chaim Hurvitz, former director of Teva and President of the Teva International Group, and General H.R. McMaster, Ph.D. (US Army, Ret.), the 26th United States National Security Advisor.

Cautionary Note Regarding Forward-Looking Statements

This announcement of NRx Pharmaceuticals, Inc. includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, which may include, but are not limited to, statements regarding our financial outlook, product development, business prospects, and market and industry trends and conditions, as well as the company’s strategies, plans, objectives, and goals. These forward-looking statements are based on current beliefs, expectations, estimates, forecasts, and projections of, as well as assumptions made by, and information currently available to, the company’s management.

The company assumes no obligation to revise any forward-looking statement, whether as a result of new information, future events or otherwise.  Accordingly, you should not place reliance on any forward-looking statement, and all forward-looking statements are herein qualified by reference to the cautionary statements set forth above.

CORPORATE CONTACT	INVESTOR RELATIONS

Molly Cogan	Eric Goldstein
Head of Global Corporate Communications	LifeSci Advisors
Press@neurorxpharma.com	egoldstein@lifesciadvisors.com
484.254.6134, ext. 724	646-791-9729

SOURCE NRx Pharmaceuticals